February 18, 2014

VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Christina M. De Rosa

Re:	MediWound Ltd.
Registration Statement on Form F-1, Registration No. 333-193856
CIK No. 0001593984

Dear Ms. De Rosa:

On behalf of our client, MediWound Ltd., an Israeli company (the “Company”), we file herewith Amendment No. 1 (“Amendment No. 1”) of the Registration Statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system.  The Registration Statement was first publicly filed on February 10, 2014 and had initially been submitted confidentially to the Commission on December 23, 2013, as amended on January 15, 2014, January 27, 2014 and January 31, 2014.  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated February 12, 2014 (the “Comment Letter”).

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the responses set forth below refer to page numbers in Amendment No. 1.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Prospectus Summary, page 1

1.                                    We note your response to our prior comment 6. Please also define the following scientific terms at their first use in the Prospectus Summary to provide a reasonable investor with understanding of such terms:

•                 “proteolytic;”

•                 “sepsis;” and

•                 “ex vivo.”

Response:

The Company acknowledges the Staff’s comment and has revised the prospectus summary in Amendment No. 1 to include definitions of the terms “proteolytic”, “sepsis”, and “ex vivo” at their first use.

Use of Proceeds, page 42

2.                                    We note your response to our prior comment 12 and the associated revisions to your registration statement. Please provide your best estimate as to how far the application of the proceeds to be dedicated to clinical trials will allow you to go with regard to both the Phase III trial in the USA and the pediatric trial in the EU. Please address sufficiency for these two specific clinical trials rather than sufficiency for clinical trials in general through 2016.

Response:

The Company has revised the disclosure related to its use of proceeds on page 42 of Amendment No. 1 to include the Company’s current estimate as to how far the application of the proceeds to be dedicated to clinical trials will allow the Company to go with regard to both the Phase III trial in the United States and the pediatric trial in the European Union.

Capitalization, page 44

3.                                    Please refer to your response to our prior comment 13. Please explain how you concluded that it was appropriate to include the future royalty obligation to Teva in the Capitalization table and whether it is expected to be affected by the net proceeds of the offering.

Response:

The Company acknowledges the Staff’s comment and has revised page 44 of Amendment No. 1. to remove the contigent consideration for the purchase of treasury shares line item from the Capitalization Table as the item is not expected to be affected by the net proceeds of the offering.

Dilution, page 45

4.                                    Please remove the ‘pro forma net tangible book value per ordinary share’ line item since you have revised your disclosures throughout the document to only present ‘pro forma as adjusted’ amounts.

Response:

The Company has removed the “pro forma net tangible book value per ordinary share” line item on page 45 of Amendment No. 1.

Notes to Consolidated Financial Statements

Note 12: Financial Instruments, page F-21

5.                                    Please refer to your response to our prior comment 30. Please revise your disclosure to clarify that prior to the termination of the collaboration with Teva, the fair value of the derivative instrument related to the Company’s right to repurchase its own shares was zero.

Response:

The Company has revised the disclosure on page F-25 of Amendment No.1 to clarify that prior to the termination of the collaboration with Teva, the fair value of the derivative instrument related to the Company’s right to repurchase its own shares was zero, and it has provided a cross-reference on page F-21 to the relevant disclosure in Note 15.

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Please do not hesitate to contact Joshua G. Kiernan at +44 20 7532 1408 or Jonathan Miner at (212) 819-8947 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP